Exhibit (e)(24)

January 6, 2017

Mr. Joseph T. Clark

Santa Rosa, FL

Re: Amendment of Employment Agreement

Dear Joe:

Reference is made to the Employment Agreement entered into by Surgical Care Affiliates, Inc. (the “Company”), Surgical Care Affiliates LLC and you dated as of October 30, 2013 (“Employment Agreement”). This letter agreement (“Amendment”) is an amendment of the Employment Agreement. Capitalized terms not defined in this Amendment have the meaning defined in the Employment Agreement.

Reference also is made to an Agreement and Plan of Reorganization, dated [of even date herewith], between the Company and United HealthCare Services, Inc. (“UHCS”) among other parties (“Purchase Agreement”). Upon consummation of the Purchase Agreement (the “Closing”), UHCS will acquire the Company. This Amendment will be effective at Closing. If the Purchase Agreement terminates without Closing, this Amendment will terminate and the Employment Agreement will continue without interruption as if you and the Company had not entered into this Amendment.

The Company and you agree to the following amendments of the Employment Agreement:

1.	Employment Period. The Employment Period under Section 3 of the Employment Agreement is amended to continue from the Closing through June 30, 2020 and shall thereupon expire, subject to any earlier termination provided under Section 3(a) through Section 3(f) of the Employment Agreement. Absent any such earlier termination, upon expiration of the Employment Period your employment will terminate and will constitute a voluntary termination without Good Reason and not due to Disability.

2.	Full-Time Employment Until June 30, 2017. From and after the Closing until June 30, 2017, you will continue as a full-time employee in accordance with the Employment Agreement.

3.

Transition Period. For the period July 1, 2017 through June 30, 2018, you will reduce your time commitment to 75% of full-time and will be entitled to a Base Salary at the annual rate of $367,500. For the period July 1, 2018 through June 30, 2019, you will reduce your time commitment to 50% of full-time and will be entitled to a Base Salary at the annual rate of $245,000. For the period July 1, 2019 through June 30, 2020, you will reduce your time commitment to 25% of full-time and will be entitled to a Base Salary at

Mr. Joseph T. Clark

the annual rate of $122,500. The period from the Closing until expiration of the Employment Period is the “Transition Period”. For all purposes under the Employment Agreement, including for purposes of Section 5 of the Employment Agreement, your “Base Salary” shall be in the amount provided in the applicable period above.

4.	Transition Period Duties. During the Transition Period:

(a)	Consistent with the reduction in your time commitment above, the Company may at any time and from time to time reassign any of your duties and responsibilities to other employees as the Company deems appropriate, in the discretion of the Company, to assure that all of your current duties and responsibilities continue to be properly discharged without disruption or interruption. Any such change in your duties or responsibilities, whenever it may occur, shall not constitute an event of Good Reason.

(b)	You will cooperate fully with and assist the Chief Executive Officer in coordinating such transition and reassignment of your duties and responsibilities.

5.	No Good Reason at Closing. You hereby waive any occurrence of Good Reason that may result from any change in your duties, responsibilities or positions as a result of the Closing.

6.	No Involuntary Relocation Good Reason. Section 3(e) of the Employment Agreement is amended by deleting clause (iv) thereof.

7.	2017 Annual Equity Award; No Other Awards. Provided that you are then employed, you will be entitled to an annual equity award from the Company, to be granted prior to Closing, at the same time as annual equity awards are granted to other senior executives of the Company (“2017 Award”). The aggregate grant value of the 2017 Award will be in the aggregate amount of $1,000,000, and will be awarded in the same form(s) and allocated among any multiple forms of award, and shall have the same terms as, the annual equity awards granted to other senior executives; provided, except as provided at Section 8 of this Amendment below,

(a)	Except for the performance share award below, the 2017 Award will time vest in three installments ratably over the period from the date of grant until June 30, 2020; and

(b)	Any performance share award included in the 2017 Award will cliff vest three years from the date of grant, subject to the achievement of the applicable performance requirements determined by the Board of Directors or its Compensation Committee, consistent with performance requirements applicable to other senior executive grantees.

Upon the Closing, you will not be entitled to any other equity or other long-term incentive awards by the Company or any affiliate of the Company for the remainder of the Employment Period.

Mr. Joseph T. Clark

8.	Executive Bonus Program. References in the Employment Agreement to the Company’s Executive Bonus Program (the “Program”) are amended to include either the Program in which you currently participate or a bonus plan or program of the Company or its affiliates applicable to similarly situated executives. Your target bonus percentage remains unchanged.

9.	Required Disclosure: Nothing in the Employment Agreement prohibits you from making disclosures that are protected under law or reporting violations of state or federal law or regulation to governmental agencies or entities.

10.	Employment Agreement Affirmed as Amended. The Employment Agreement is ratified, confirmed and continued as amended hereby and, as so amended, shall continue in full force and effect in accordance with the terms thereof.

If this Amendment is acceptable, please sign below and return a copy to me.

Surgical Care Affiliates, Inc.

By:	/s/ Andrew P. Hayek
Andrew P. Hayek
Chief Executive Officer

Accepted and agreed:

/s/ Joseph T. Clark
Joseph T. Clark